Exhibit 99.1

Sea Limited Reports Third Quarter 2021 Results

Singapore, November 16, 2021 – Sea Limited (NYSE: SE) (“Sea” or the “Company”) today announced its financial results for the third quarter ended September 30, 2021.

Third Quarter 2021 Highlights

▪	Group
o	Total GAAP revenue was US$2.7 billion, up 121.8% year-on-year.
o	Total gross profit was US$1.0 billion, up 147.5% year-on-year.
o	Total adjusted EBITDA[1] was US$(165.5) million compared to US$120.4 million for the third quarter of 2020.

▪  Digital Entertainment

o	Bookings[2] were US$1.2 billion, up 29.2% year-on-year.
o	Adjusted EBITDA[1] was US$715.1 million, up 22.3% year-on-year.
o	Adjusted EBITDA represented 58.6% of bookings for the third quarter of 2021, compared to 61.9% for the third quarter of 2020.
o	GAAP revenue was US$1.1 billion, up 93.2% year-on-year.
o	Quarterly active users (“QAUs”) reached 729.0 million, an increase of 27.4% year-on-year.
o	Quarterly paying users grew by 42.7% year-on-year to 93.2 million, and represented 12.8% of QAUs for the third quarter compared to 11.4% for the same period in 2020.
o	Average bookings per user were US$1.7, in line with that for the third quarter of 2020.
o	Our self-developed global hit game, Free Fire, continued to see strong user engagement, ranking second globally by average monthly active users for all mobile games on Google Play in the third quarter of 2021, according to App Annie[3].
o	Free Fire continued to be the highest grossing mobile game in Southeast Asia, Latin America and India for the third quarter of 2021, according to App Annie[3]. Free Fire has maintained this leading position for the past nine consecutive quarters in Southeast Asia and in Latin America, and four consecutive quarters in India.
o	In the United States, Free Fire was also the highest grossing mobile battle royale game for three consecutive quarters, and was the second highest grossing mobile game on Google Play for the third quarter of 2021, according to App Annie[3].
o	In late September, we launched Free Fire MAX globally to continue to drive high quality engagement and immersive experiences across our large and diverse user base. Free Fire MAX is a new standalone version of Free Fire with enhanced specifications that is completely interoperable with Free Fire, allowing users of both versions to play together.
o	During the quarter, Free Fire also celebrated its fourth anniversary, during which we launched Lone Wolf mode, a new mode for 1vs1 or 2vs2 gameplay, introduced new characters, and worked with global artists to produce a theme song which was streamed over 60 million times across various online platforms to date.

1

▪  E-commerce

o	GAAP revenue was US$1.5 billion, up 134.4% year-on-year.
o	GAAP revenue included US$1.2 billion of GAAP marketplace revenue[4], up 151.4% year-on-year, and US$0.3 billion of GAAP product revenue[5], up 82.2% year-on-year.
o	Gross orders totaled 1.7 billion, an increase of 123.2% year-on-year. This represents nine consecutive quarters of triple digit year-on-year order growth.
o	Gross merchandise value (“GMV”) was US$16.8 billion, an increase of 80.6% year-on-year.
o	Adjusted EBITDA[1] was US$(683.8) million compared to US$(301.6) million for the third quarter of 2020.
o	Adjusted EBITDA loss per order was US$0.41, in line with that for the third quarter of 2020. Adjusted EBITDA loss per order[6] for Southeast Asia and Taiwan and that for Shopee’s other markets respectively improved in the third quarter of 2021, both quarter-on-quarter and year-on-year.
o	Globally, Shopee was the top ranked app in the Shopping category on Google Play by total time spent in app, and ranked second by downloads and average monthly active users in the third quarter of 2021, according to App Annie[3].
o	In Southeast Asia and in Taiwan respectively, Shopee continued to rank first in the Shopping category by average monthly active users and total time spent in app for the third quarter of 2021, according to App Annie[3]. In Indonesia specifically, Shopee also ranked first by these metrics.
o	In Brazil, where Shopee was launched in late 2019, it continued to rank first in the Shopping category by downloads and total time spent in app, and continued to rank second by average monthly active users for the third quarter of 2021, according to App Annie[3].

Digital Financial Services Update

We continued to see strong growth in the adoption of SeaMoney’s offerings. The total payment volume for our mobile wallet was US$4.6 billion for the third quarter of 2021, an increase of 111% year-on-year. Moreover, quarterly paying users for our mobile wallet services increased to 39.3 million in the third quarter.

Appointment of Group President

Chris Feng will be appointed as Sea’s Group President, effective January 1, 2022.

In this capacity, Chris will continue to directly report to Sea’s Chairman and Group Chief Executive Officer, Forrest Li, and continue to operate Sea’s Shopee and SeaMoney businesses. In addition, as Group President, Chris will work closely with Forrest and the rest of the group leadership team on Sea’s long term strategic initiatives, with an increasing focus on synergy creation across Sea’s various businesses.

2

Raising Guidance

We are for the second time raising the guidance for e-commerce for the full year of 2021. We expect GAAP revenue for e-commerce to be between US$5.0 billion and US$5.2 billion, representing 135.3% growth from 2020 at the midpoint of the revised guidance, compared to the previous guidance of between US$4.7 billion to US$4.9 billion.

Conversions of Convertible Notes

Since our last update as of July 31, 2021, up until October 31, 2021, there have been further conversions of more than US$196.0 million aggregate principal amount of our convertible notes outstanding. Such conversions are estimated to result in more than US$6.3 million of savings to us in future interest payments. As of October 31, more than 94% of our 2.25% convertible senior notes due 2023 (the “2023 notes”) and more than 81% of our 1.00% convertible senior notes due 2024 (the “2024 notes”), respectively, have been converted or exchanged.

As of October 31, 2021, we had 554,625,132 ordinary shares issued and outstanding, and approximately US$31.3 million and US$207.8 million principal amount of the 2023 notes and 2024 notes remaining outstanding, respectively.

1 For definitions of total adjusted EBITDA and adjusted EBITDA for digital entertainment and e-commerce segments, please refer to the “Non-GAAP Financial Measures” section.

2 GAAP revenue for the digital entertainment segment plus change in digital entertainment deferred revenue. This operating metric is used as an approximation of cash spent by our users in the applicable period that is attributable to our digital entertainment segment.

3 Rankings data for App Annie is based on combined data from the Google Play and iOS App Stores, unless otherwise stated. Southeast Asia rankings are based on Indonesia, Malaysia, Philippines, Singapore, Thailand, and Vietnam. Latin America rankings are based on Argentina, Brazil, Chile, Colombia, Mexico, and Uruguay.

4 GAAP marketplace revenue mainly consists of transaction-based fees and advertising income and revenue generated from other value-added services.

5 GAAP product revenue mainly consists of revenue generated from direct sales.

6 Adjusted EBITDA loss per order by region refers to both before and after the allocation of the headquarters’ common expenses.

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Unaudited Summary of Financial Results

(Amounts are expressed in thousands of US dollars “$” except for per share data)

	For the Three Months ended September 30,
	2020	2021
	$	$	YOY%
Revenue
Service revenue
Digital Entertainment	568,981	1,099,367	93.2%
E-commerce and other services	489,500	1,309,912	167.6%
Sales of goods	153,679	279,605	81.9%
	1,212,160	2,688,884	121.8%

Cost of revenue
Cost of service
Digital Entertainment	(194,738)	(314,363)	61.4%
E-commerce and other services	(458,321)	(1,099,189)	139.8%
Cost of goods sold	(151,534)	(266,628)	76.0%
	(804,593)	(1,680,180)	108.8%
Gross profit	407,567	1,008,704	147.5%
Other operating income	59,023	68,557	16.2%
Sales and marketing expenses	(470,988)	(1,009,601)	114.4%
General and administrative expenses	(196,730)	(294,848)	49.9%
Research and development expenses	(104,345)	(231,368)	121.7%
Total operating expenses	(713,040)	(1,467,260)	105.8%
Operating loss	(305,473)	(458,556)	50.1%
Non-operating loss, net	(74,301)	(12,816)	(82.8)%
Income tax expense	(46,416)	(101,040)	117.7%
Share of results of equity investees	928	1,431	54.2%
Net loss	(425,262)	(570,981)	34.3%
Net loss excluding share-based compensation (1)	(346,049)	(448,014)	29.5%

Basic and diluted loss per share based on net loss excluding share-based compensation attributable to Sea Limited’s ordinary shareholders (1)	(0.69)	(0.84)	21.7%

Change in deferred revenue of Digital Entertainment	375,674	121,306	(67.7)%

Adjusted EBITDA for Digital Entertainment (1)	584,525	715,139	22.3%
Adjusted EBITDA for E-commerce (1)	(301,590)	(683,813)	126.7%
Adjusted EBITDA for Digital Financial Services (1)	(149,263)	(159,037)	6.5%
Adjusted EBITDA for Other Services (1)	(9,115)	(31,920)	250.2%
Unallocated expenses (2)	(4,171)	(5,823)	39.6%
Total adjusted EBITDA (1)	120,386	(165,454)	(237.4)%

(1) For a discussion of the use of non-GAAP financial measures, see “Non-GAAP Financial Measures”.

(2) Unallocated expenses are mainly related to share-based compensation and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the Chief Operating Decision Maker (“CODM”) as part of segment performance.

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Three Months Ended September 30, 2021 Compared to Three Months Ended September 30, 2020

Revenue

Our total GAAP revenue increased by 121.8% to US$2.7 billion in the third quarter of 2021 from US$1.2 billion in the third quarter of 2020. The increase was mainly driven by the growth in each of the segments detailed as follows:

•	Digital Entertainment: GAAP revenue increased by 93.2% to US$1.1 billion in the third quarter of 2021 from US$569.0 million in the third quarter of 2020. This increase was primarily due to the increase in our active user base as well as the deepened paying user penetration.

•	E-commerce and other services: GAAP revenue increased by 167.6% to US$1.3 billion in the third quarter of 2021 from US$489.5 million in the third quarter of 2020. This increase was primarily driven by the growth in the scale of our e-commerce marketplace and the increase in value-added services revenue. Transaction-based fees and advertising income also contributed to the growth. The result reflects our efforts to continuously enhance our service offerings as we strive to create greater value for our platform users.

•	Sales of goods: GAAP revenue increased by 81.9% to US$279.6 million in the third quarter of 2021 from US$153.7 million in the third quarter of 2020, primarily due to the increase in our product offerings.

Cost of Revenue

Our total cost of revenue increased by 108.8% to US$1.7 billion in the third quarter of 2021 from US$804.6 million in the third quarter of 2020.

•	Digital Entertainment: Cost of revenue increased by 61.4% to US$314.4 million in the third quarter of 2021 from US$194.7 million in the third quarter of 2020. The increase was largely in line with the increase in our digital entertainment revenue. Improvement in gross profit margins was largely due to higher revenue contribution from our self-developed game.

•	E-commerce and other services: Cost of revenue for our e-commerce and other services segment combined increased by 139.8% to US$1.1 billion in the third quarter of 2021 from US$458.3 million in the third quarter of 2020. The increase was primarily due to higher total costs of the logistics with order growth, costs of other value-added services that we provide to our users, and other costs incurred, in each case driven by the growth of our e-commerce marketplace. Improvement in gross profit margins was mainly due to improvement in our marketplace take-rate and our cost efficiency as we continue to enhance our service offerings.

•	Cost of goods sold: Cost of goods sold increased by 76.0% to US$266.6 million in the third quarter of 2021 from US$151.5 million in the third quarter of 2020. The increase was largely in line with the increase in our revenue from sales of goods.

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Other Operating Income

Our other operating income increased by 16.2% to US$68.6 million in the third quarter of 2021 from US$59.0 million in the third quarter of 2020. The increase was mainly attributable to the rebates from e-commerce related logistics services providers.

Sales and Marketing Expenses

Our total sales and marketing expenses increased by 114.4% to US$1.0 billion in the third quarter of 2021 from US$471.0 million in the third quarter of 2020. The table below sets forth breakdown of the sales and marketing expenses of our major reporting segments. Amounts are expressed in thousands of US dollars (“$”).

	For the Three Months ended September 30,
	2020	2021	YOY%
Sales and Marketing Expenses	$	$
Digital Entertainment	45,797	108,631	137.2%
E-commerce	306,680	688,924	124.6%
Digital Financial Services	109,319	195,794	79.1%

•	Digital Entertainment: Sales and marketing expenses increased by 137.2% to US$108.6 million in the third quarter of 2021 from US$45.8 million in the third quarter of 2020. The increase was primarily due to higher online marketing and content costs as we continue to deepen the engagement with our gamers’ community and deepen investment in long-term brand building.

•	E-commerce: Sales and marketing expenses increased by 124.6% to US$688.9 million in the third quarter of 2021 from US$306.7 million in the third quarter of 2020. The increase was primarily attributable to the ramping up of marketing incentives and online marketing efforts, as we continue investing in capturing market opportunities and expanding across markets.

•	Digital Financial Services: Sales and marketing expenses increased by 79.1% to US$195.8 million in the third quarter of 2021 from US$109.3 million in the third quarter of 2020. The increase was mainly due to our efforts to promote adoption of our mobile wallet services.

General and Administrative Expenses

Our general and administrative expenses increased by 49.9% to US$294.8 million in the third quarter of 2021 from US$196.7 million in the third quarter of 2020. This increase was primarily due to higher staff compensation and benefit costs from increased staff to support the business growth, office facilities and related expenses.

Research and Development Expenses

Our research and development expenses increased by 121.7% to US$231.4 million in the third quarter of 2021 from US$104.3 million in the third quarter of 2020, primarily due to the increase in research and development staff force.

6

Non-operating Income or Losses, Net

Non-operating income or losses mainly consist of interest income, interest expense, investment gain (loss) and foreign exchange gain (loss). We recorded a net non-operating loss of US$12.8 million in the third quarter of 2021, compared to a net non-operating loss of US$74.3 million in the third quarter of 2020. Our non-operating loss in the third quarter of 2021 was primarily due to interest expenses on our outstanding convertible notes, partially offset by foreign exchange gain.

Income Tax Expense

We had a net income tax expense of US$101.0 million and US$46.4 million in the third quarter of 2021 and 2020, respectively. The income tax expense in the third quarter of 2021 was primarily due to corporate income tax and withholding tax expenses incurred by our digital entertainment segment.

Net Loss

As a result of the foregoing, we had net losses of US$571.0 million and US$425.3 million in the third quarter of 2021 and 2020, respectively.

Net Loss Excluding Share-based Compensation

Net loss excluding share-based compensation, was US$448.0 million and US$346.0 million in the third quarter of 2021 and 2020, respectively.

Basic and Diluted Loss Per Share Based on Net Loss Excluding Share-based Compensation Attributable to Sea Limited’s Ordinary Shareholders

Basic and diluted loss per share based on net loss excluding share-based compensation, was US$0.84 and US$0.69 in the third quarter of 2021 and 2020, respectively.

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Webcast and Conference Call Information

The Company’s management will host a conference call today to review Sea’s business and financial performance.

Details of the conference call and webcast are as follows:

Date and time:	7:30 AM U.S. Eastern Time on November 16, 2021
8:30 PM Singapore / Hong Kong Time on November 16, 2021

Webcast link:	https://services.choruscall.com/links/se211116.html

Dial in numbers:	US Toll Free: 1-888-317-6003	Hong Kong: 800-963-976
	International: 1-412-317-6061	Singapore: 800-120-5863
United Kingdom: 08-082-389-063

Passcode for Participants: 6244725

A replay of the conference call will be available at the Company’s investor relations website (www.sea.com/investor/home). An archived webcast will be available at the same link above.

For enquiries, please contact:

Investors / analysts: ir@sea.com

Media: media@sea.com

About Sea Limited

Sea Limited (NYSE: SE) is a leading global consumer internet company founded in Singapore in 2009. Our mission is to better the lives of consumers and small businesses with technology. We operate three core businesses across digital entertainment, e-commerce, as well as digital payments and financial services, known as Garena, Shopee, and SeaMoney, respectively. Garena is a leading global online games developer and publisher. Shopee is the largest pan-regional e-commerce platform in Southeast Asia and Taiwan. SeaMoney is a leading digital payments and financial services provider in Southeast Asia.

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Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “could,” “will,” “expect,” “anticipate,” “aim,” “future,” “intend,” “plan,” “believe,” “estimate,” “likely to,” “potential,” “confident,” “guidance,” and similar statements. Among other things, statements that are not historical facts, including statements about Sea’s beliefs and expectations, the business, financial and market outlook, and projections from its management in this announcement, as well as Sea’s strategic and operational plans, contain forward-looking statements. Sea may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases, and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Sea’s goals and strategies; its future business development, financial condition, financial results, and results of operations; the growth in, and market size of, the digital entertainment, e-commerce and digital financial services industries in the markets where it operates, including segments within those industries; expected changes in its revenue, costs or expenditures; its ability to continue to source, develop and offer new and attractive online games and to offer other engaging digital entertainment content; the growth of its digital entertainment, e-commerce and digital financial services businesses; its expectations regarding growth in its user base, level of engagement, and monetization; its ability to continue to develop new technologies and/or upgrade its existing technologies; its expectations regarding the use of proceeds from its financing activities, including its follow-on offerings and convertible notes offerings; growth and trends of its markets and competition in its industries; government policies and regulations relating to its industries; general economic and business conditions in its markets; and the impact of widespread health developments, including the COVID-19 pandemic, and the responses thereto (such as voluntary and in some cases, mandatory quarantines as well as shut downs and other restrictions on travel and commercial, social and other activities, and the availability of effective vaccines and treatments) which could, among other things, impact the business and manufacturing activities of its ecosystem participants, disrupt the global supply chain including those of its sellers on its platforms and merchant partners, and negatively affect consumer discretionary spending. Further information regarding these and other risks is included in Sea’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Sea undertakes no obligation to update any forward-looking statement, except as required under applicable law.

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Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we use the following non-GAAP financial measures to help evaluate our operating performance:

•	“Net loss excluding share-based compensation” represents net loss before share-based compensation. This financial measure helps to identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that are included in net loss. The use of this measure has its limitations in that it does not include all items that impact the net loss or income for the period, and share-based compensation are significant expenses.

•	“Net loss excluding share-based compensation attributable to Sea Limited’s ordinary shareholders” represents net loss attributable to Sea Limited’s ordinary shareholders before share-based compensation. This financial measure helps to identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that are included in net loss. The use of this measure has its limitations in that it does not include all items that impact the net loss or income for the period, and share-based compensation are significant expenses.

•	“Basic and diluted loss per share based on net loss excluding share-based compensation attributable to Sea Limited’s ordinary shareholders” represents net loss excluding share-based compensation attributable to Sea Limited’s ordinary shareholders divided by the weighted average number of shares outstanding during the period.

•	“Adjusted EBITDA” for our digital entertainment segment represents operating income (loss) before share-based compensation plus (a) depreciation and amortization expenses, and (b) the net effect of changes in deferred revenue and its related cost for our digital entertainment segment. We believe that the segment adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

•	“Adjusted EBITDA” for our e-commerce segment, digital financial services segment and other services segment represents operating income (loss) before share-based compensation plus depreciation and amortization expenses. We believe that the segment adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

•	“Total adjusted EBITDA” represents the sum of adjusted EBITDA of all our segments combined, plus unallocated expenses. We believe that the total adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

These non-GAAP financial measures have limitations as analytical tools. None of the above financial measures should be considered in isolation or construed as an alternative to revenue, net loss/income, or any other measure of performance or as an indicator of our operating performance. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to Sea’s data. We compensate for these limitations by reconciling the non-GAAP financial measures to their nearest U.S. GAAP financial measures, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on any single financial measure.

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The tables below present selected financial information of our reporting segments, the non-GAAP financial measures that are most directly comparable to GAAP financial measures, and the related reconciliations between the financial measures. Amounts are expressed in thousands of US dollars (“$”) except for number of shares & per share data.

	For the Three Months ended September 30, 2021
	Digital Entertainment	E-commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Operating income (loss)	611,673	(741,399)	(166,127)	(33,913)	(128,790)	(458,556)
Net effect of changes in deferred revenue and its related cost	93,707	-	-	-	-	93,707
Depreciation and Amortization	9,759	57,586	7,090	1,993	-	76,428
Share-based compensation	-	-	-	-	122,967	122,967
Adjusted EBITDA(3)	715,139	(683,813)	(159,037)	(31,920)	(5,823)	(165,454)

	For the Three Months ended September 30, 2020
	Digital Entertainment	E-commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Operating income (loss)	278,614	(338,097)	(151,567)	(11,039)	(83,384)	(305,473)
Net effect of changes in deferred revenue and its related cost	299,200	-	-	-	-	299,200
Depreciation and Amortization	6,711	36,507	2,304	1,924	-	47,446
Share-based compensation	-	-	-	-	79,213	79,213
Adjusted EBITDA(3)	584,525	(301,590)	(149,263)	(9,115)	(4,171)	120,386

(1) A combination of multiple business activities that does not meet the quantitative thresholds to qualify as reportable segments are grouped together as “Other Services”.

(2) Unallocated expenses are mainly related to share-based compensation and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the CODM as part of segment performance.

(3) Intersegment sales incentives are not included in the adjusted EBITDA calculation for e-commerce, digital financial services and other services segments.

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	For the Three Months ended September 30,
	2020	2021
	$	$
Net loss	(425,262)	(570,981)
Share-based compensation	79,213	122,967
Net loss excluding share-based compensation	(346,049)	(448,014)

Net loss (profit) attributable to non-controlling interests	5,272	(2,038)
Net loss excluding share-based compensation attributable to Sea Limited’s ordinary shareholders	(340,777)	(450,052)

Weighted average shares used in loss per share computation:
Basic and diluted	491,139,720	538,666,684

Basic and diluted loss per share based on net loss excluding share-based compensation attributable to Sea Limited’s ordinary shareholders	(0.69)	(0.84)

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UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

Amounts expressed in thousands of US dollars (“$”) except for number of shares & per share data

	For the Nine Months ended September 30,
	2020	2021
	$	$
Revenue
Service revenue
Digital Entertainment	1,322,610	2,904,969
E-commerce and other services	1,120,764	3,081,952
Sales of goods	365,740	746,155

Total revenue	2,809,114	6,733,076

Cost of revenue
Cost of service
Digital Entertainment	(493,969)	(855,299)
E-commerce and other services	(1,132,136)	(2,590,475)
Cost of goods sold	(367,816)	(702,295)

Total cost of revenue	(1,993,921)	(4,148,069)

Gross profit	815,193	2,585,007

Operating income (expenses):
Other operating income	116,948	215,652
Sales and marketing expenses	(1,165,653)	(2,609,885)
General and administrative expenses	(468,210)	(786,698)
Research and development expenses	(244,278)	(545,061)

Total operating expenses	(1,761,193)	(3,725,992)

Operating loss	(946,000)	(1,140,985)
Interest income	20,529	25,158
Interest expense	(113,354)	(86,653)
Investment gain (loss), net	45,253	(24,585)
Changes in fair value of convertible notes	(87)	–
Foreign exchange (loss) gain	(7,795)	24,951

Loss before income tax and share of results of equity investees	(1,001,454)	(1,202,114)
Income tax expense	(97,474)	(227,256)
Share of results of equity investees	(660)	2,629

Net loss	(1,099,588)	(1,426,741)

Net loss (profit) attributable to non-controlling interests	5,124	(2,410)

Net loss attributable to Sea Limited’s ordinary shareholders	(1,094,464)	(1,429,151)

Loss per share:
Basic and diluted	(2.32)	(2.72)

Weighted average shares used in loss per share computation:	471,375,477	525,652,569
Basic and diluted

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UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

Amounts expressed in thousands of US dollars (“$”)

	As of December 31,	As of September 30,
	2020	2021
	$	$
ASSETS
Current assets
Cash and cash equivalents	6,166,880	11,126,238
Restricted cash	859,192	1,365,740
Accounts receivable, net of allowance for credit losses of $7,978 and $5,459, as of December 31, 2020 and September 30, 2021 respectively	362,999	373,644
Prepaid expenses and other assets	1,054,229	1,243,362
Loans receivable, net of allowance for credit losses of $20,872 and $78,058, as of December 31, 2020 and September 30, 2021 respectively	285,937	1,049,703
Inventories, net	64,219	128,688
Short-term investments	126,099	706,012
Amounts due from related parties	19,449	10,313
Total current assets	8,939,004	16,003,700

Non-current assets
Property and equipment, net	386,401	765,030
Operating lease right-of-use assets, net	234,555	588,260
Intangible assets, net	39,773	48,723
Long-term investments	190,482	334,127
Prepaid expenses and other assets	204,804	150,754
Loans receivable, net of allowance for credit losses of $19,612 and $16,316, as of December 31, 2020 and September 30, 2021 respectively	117,149	36,494
Restricted cash	27,321	33,994
Deferred tax assets	99,904	110,980
Goodwill	216,278	476,662
Total non-current assets	1,516,667	2,545,024
Total assets	10,455,671	18,548,724

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UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

Amounts expressed in thousands of US dollars (“$”)

	As of December 31,	As of September 30,
	2020	2021
	$	$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	121,637	232,707
Accrued expenses and other payables	2,033,461	2,848,063
Advances from customers	161,379	233,287
Amounts due to related parties	42,613	66,514
Operating lease liabilities	74,506	164,414
Deferred revenue	2,150,165	2,743,969
Income tax payable	52,306	132,032
Total current liabilities	4,636,067	6,420,986

Non-current liabilities
Accrued expenses and other payables	36,159	66,104
Operating lease liabilities	177,870	450,306
Deferred revenue	343,297	292,389
Convertible notes	1,840,406	3,503,456
Deferred tax liabilities	1,526	4,844
Unrecognized tax benefits	107	107
Total non-current liabilities	2,399,365	4,317,206
Total liabilities	7,035,432	10,738,192

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UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

Amounts expressed in thousands of US dollars (“$”)

	As of December 31,	As of September 30,
	2020	2021
	$	$
Shareholders’ equity
Class A Ordinary shares	179	200
Class B Ordinary shares	76	76
Additional paid-in capital	8,526,571	14,400,961
Accumulated other comprehensive income (loss)	4,681	(36,234)
Statutory reserves	2,363	1,733
Accumulated deficit	(5,150,958)	(6,579,479)

Total Sea Limited shareholders’ equity	3,382,912	7,787,257
Non-controlling interests	37,327	23,275
Total shareholders’ equity	3,420,239	7,810,532
Total liabilities and shareholders’ equity	10,455,671	18,548,724

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UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Amounts expressed in thousands of US dollars (“$”)

	For the Nine Months ended September 30,
	2020	2021
	$	$
Net cash generated from operating activities	370,424	513,473
Net cash used in investing activities	(519,976)	(1,991,763)
Net cash generated from financing activities	784,031	7,015,596
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	21,695	(64,727)
Net increase in cash, cash equivalents and restricted cash	656,174	5,472,579
Cash, cash equivalents and restricted cash at beginning of the period	3,570,578	7,053,393
Cash, cash equivalents and restricted cash at end of the period	4,226,752	12,525,972

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UNAUDITED SEGMENT INFORMATION

The Company has three reportable segments, namely digital entertainment, e-commerce and digital financial services. The Chief Operating Decision Maker (“CODM”) reviews the performance of each segment based on revenue and certain key operating metrics of the operations and uses these results for the purposes of allocating resources to and evaluating the financial performance of each segment. Amounts are expressed in thousands of US dollars (“$”).

	For the Three Months ended September 30, 2021
	Digital Entertainment	E-commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Revenue	1,099,367	1,450,397	132,204	6,916	-	2,688,884
Operating income (loss)	611,673	(741,399)	(166,127)	(33,913)	(128,790)	(458,556)
Non-operating loss, net						(12,816)
Income tax expense						(101,040)
Share of results of equity investees						1,431
Net loss						(570,981)

	For the Three Months ended September 30, 2020
	Digital Entertainment	E-commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Revenue	568,981	618,704	14,400	10,075	-	1,212,160
Operating income (loss)	278,614	(338,097)	(151,567)	(11,039)	(83,384)	(305,473)
Non-operating loss, net						(74,301)
Income tax expense						(46,416)
Share of results of equity investees						928
Net loss						(425,262)

(1) A combination of multiple business activities that does not meet the quantitative thresholds to qualify as reportable segments are grouped together as “Other Services”.

(2) Unallocated expenses are mainly related to share-based compensation and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the CODM as part of segment performance.

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